Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Chief Financial Officer Notarpietro to Oversee Reorganisation of Italian Operations

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--February 7, 2014--Natuzzi S.p.A. (NYSE:NTZ) announced today that in connection with the previously announced agreement signed by the Company on October 10, 2013, Vittorio Notarpietro, who has served as Chief Financial Officer since 2009, will coordinate the initiatives aimed at promoting the re-industrialization of the upholstered furniture district in Puglia and Basilicata regions (southern Italy), so as to better manage the redundant workers for the group’s Italian Operations.

Following the departure of Rossana Berardinelli from the position of Chief Finance, Legal & IT Officer for the Natuzzi Group, Vittorio Notarpietro will continue to oversee the Group’s financial operations as Chief Financial Officer. Likewise the Group’s legal and IT operations will continue to be overseen by General Counsel Pasquale de Ruvo and Chief of Information Technology Angelo Colacicco, respectively.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) / Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

CONTACT:
NATUZZI INVESTOR RELATIONS
Investor Relations:
Piero Direnzo, Ph. (+39) 080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATIONS
Press Office:
Vito Basile, Ph. (+39) 080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	February 07, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi